November 21, 2006
VIA FACSIMILE (202) 772-9220
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-1 (File No. 333-137623)
Dear Mr. Schwall:
     On behalf of Kaiser Aluminum Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated October 27, 2006 (the “Comment Letter”), we are filing pre-effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”). We are sending under separate cover a copy of this response letter, four hard copies of Amendment No. 1, and four hard copies of Amendment No. 1 marked to show changes from the Registration Statement on Form S-1 filed on September 27, 2006. In addition to the responses to the Staff’s comments, Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.
     The Company has authorized us to provide to you the Company’s response to each comment in the Comment Letter. For your convenience, each of your comments is repeated and set forth in bold before the responses. All page references in the Company’s responses are to pages of the prospectus included in Amendment No. 1.

H. Roger Schwall
November 21, 2006

Form S-1
     Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures
     Comment. You indicate that your principal executive officer and principal financial officer “determined that this deficiency constituted a material weakness ... at December 31, 2005 and during the first quarter of 2006.” However, you also identify actions that you are “working” on or intend to implement to address your material weaknesses. It does not appear that your remediation efforts have been completed. It is therefore unclear whether any material weaknesses still existed at the end of this period. Please revise to clarify.
     Response: The Company has revised the referenced disclosure on page 58 to appropriately clarify the Company’s view of the status of the material weakness relating to its accounting for derivative instruments at the end of 2005 and at the end of each of the first three quarters of 2006.
     Comment. In this regard, we note your disclosure in the second paragraph suggesting that during the second quarter of 2006 you were still in the process of implementing measures to address the weaknesses you had identified and your later statement that the “level of assurance [you] have over internal accounting and financial accounting control is not as strong as desired or as in past periods.” Given these statements, tell us why you did not have any changes in your internal control over financial reporting during the second quarter of 2006 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise or advise.
     Response: The Company believes that the revisions reflected on pages 58 and 59, together with the supplemental information regarding the “level of assurance” language provided in the response to the following comment, should fully address the Staff’s comment.
     Comment. Finally, with regards to your statement at the end of this section “the level of assurance [you] have over internal accounting and financial accounting control is not as strong as desired or as in past period,” please explain to us what you mean by this statement and advise us what it would require for you to remove this qualifying language.
     Response: The “level of assurance” language noted by the Staff in the Comment Letter was not intended in any way to relate to items that caused the material weakness or significant deficiency discussed elsewhere in Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures. Rather, the “level of assurance” language was intended to provide information to the users of the Company’s financial statements making it clear that, while there were not material changes in the internal controls over financial reporting being applied by the Company, given the relocation of the corporate offices and

H. Roger Schwall
November 21, 2006

personnel issues outlined in the disclosure, those controls were being performed by fewer people and people with limited institutional knowledge and that, such being the case, the Company does not believe that the “control environment” is as strong as it historically has been. The Company’s current view is that, if the year-end close and year-end audit for 2006 go well, as the Company expects them to go, the Company would remove the “level of assurance” language in subsequent filings.
* * * * * *
     We respectfully direct the Staff’s attention to the fact that the Company is currently reviewing with the SEC’s Office of the Chief Accountant (“OCA”) the Company’s accounting treatment of the 2004 accounting surrounding the termination of its pre-petition postretirement medical plan and the creation of two voluntary employees’ beneficiary associations. The Company anticipates that the process with the OCA will run concurrently with review of the Registration Statement by the Staff and will be completed prior to the Registration Statement being declared effective.
     The Staff’s attention to the Registration Statement is greatly appreciated. Please note that the Company currently intends to seek acceleration of the effective date of the Registration Statement as early as the week of December 4, 2006. If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5043 or Troy Lewis at (214) 969-3721.

Sincerely,
/s/ Mark T. Goglia
Mark T. Goglia

cc:	Jennifer Goeken Carmen Moncada-Terry Securities and Exchange Commission

John M. Donnan Kaiser Aluminum Corporation

Joseph A. Hall Davis Polk & Wardwell

Troy B. Lewis Jones Day